Ans 5/31/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02022807

RECD S.E.C.
MAY 2 8 2002

SEC FILE NUMBER
8-57161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hutchinson, Shockey, Erley & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy L. Meier (312) 443-1560
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
Name — *if individual, state last, first, middle name)*

33 West Monroe	Chicago,	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Ans 5/31/2002

OATH OR AFFIRMATION

I, Nancy L. Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hutchinson, Shockey, Erley & Co., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public



OFFICIAL SEAL
DEAN P MACK
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. JUNE 29,2002

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hutchinson, Shockey, Erley & Co.

Statement of Financial Condition
As of March 31, 2002
Together With Auditors' Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholders of Hutchinson, Shockey,
Erley & Co.:

We have audited the accompanying statement of financial condition of **HUTCHINSON, SHOCKEY, ERLEY & CO.** (an Illinois corporation) as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hutchinson, Shockey, Erley & Co. as of March 31, 2002, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
May 14, 2002

HUTCHINSON, SHOCKEY, ERLEY & CO.

STATEMENT OF FINANCIAL CONDITION

March 31, 2002

ASSETS

CASH	$ 1,903,229
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	14,889,311
RECEIVABLES FROM CUSTOMERS	1,346,344
ACCRUED INTEREST RECEIVABLE	468,051
TRADING SECURITIES, at market	25,252,447
OFFICE FURNISHINGS AND EQUIPMENT, at cost less accumulated depreciation of $1,497,084	620,315
OTHER ASSETS	796,117
Total assets	$45,275,814

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Collateralized loans	$21,700,000
Payables to broker-dealers	2,808,035
Payables to customers	1,348,062
Accrued expenses and other liabilities	11,772,355
Total liabilities	37,628,452
SHAREHOLDERS' EQUITY:	
Common stock, $10 par value; authorized 6,000 shares; 1,350 shares issued and outstanding	13,500
Paid-in capital	1,468,489
Retained earnings	6,165,373
Total shareholders' equity	7,647,362
Total liabilities and shareholders' equity	$45,275,814

The accompanying notes to statement of financial condition are an integral part of this statement.

HUTCHINSON, SHOCKEY, ERLEY & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION

March 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hutchinson, Shockey, Erley & Co. (the "Company") deals in fixed income municipal debt securities. Its customers are composed primarily of banks and other financial institutions.

The following represent the significant accounting policies of the Company:

a. Security transactions are recorded in the customer accounts on a settlement date basis. Proprietary positions are recorded on a trade date basis with the receivable and payable on unsettled transactions recorded net on the statement of financial condition. The total unsettled regular way transactions net to a receivable of $10,198,108. The total unsettled delayed delivery transactions net to a receivable of $3,797,079. These amounts are included in the receivables from broker-dealers and clearing organizations account.

b. Underwriting profits include gains, losses and fees, net of syndication expenses, arising from securities offerings in which the Company acts as underwriter or agent. Underwriting profits include investment banking management fees which are recorded on offering date, sales concessions which are recorded on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

c. Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over 7 years. Leasehold improvements are amortized on a double declining-balance using the estimated useful lives of the assets. Software developed for internal use is capitalized along with purchased software and is amortized on a double declining-balance basis over 5 years.

d. Trading securities are carried at market. Unrealized gains or losses are recorded in trading profits.

e. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax attribute carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and the tax basis of the Company's assets and liabilities which are expected to reverse at some future date.

f. At times, the Company engages in hedging activities in which it uses futures contracts to hedge market movements on its long inventory positions. Such contracts are valued at market and the corresponding gains or losses are recorded in trading profits. The Company had no outstanding futures contracts at March 31, 2002.

g. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. COLLATERALIZED LOANS

Collateralized loans represent borrowings from a bank, payable on demand, made at the market rate of interest available to brokers and dealers, and are collateralized by trading securities. The interest rate at year end was 3.15%, and the average borrowings for the year were approximately $28,450,000.

3. CAPITAL STOCK AND STOCK REPURCHASE AGREEMENTS

All shareholders are parties to stock repurchase agreements which provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. In the event of a shareholder's retirement, disability, death, or termination, the shareholder's stock is to be offered for repurchase by the Company, which must repurchase such shares unless the Company elects to permit the remaining shareholders to purchase such shares proportionately. The purchase price of stock is book value, as defined in the agreement.

Certain employees obtained bank loans which are guaranteed by the Company and are collateralized by 230 shares of the Company's common stock. Under the terms of the loan agreements, in the event of default on the loans or interest payments, the employees are obligated to offer the above shares to the Company for repurchase. The Company is then obligated to repurchase the shares and remit to the bank the lesser of the unpaid principal balance of the loans ($343,443 as of March 31, 2002), plus accrued interest or the shares' current book value, as defined in the agreements. If the shares current book value exceeds the unpaid principal, the employees are to receive the excess.

The repurchase of shares by the Company may be limited by the net capital rules of the Securities and Exchange Commission.

4. REGULATORY REQUIREMENTS

The Company is subject to the uniform net capital rule promulgated by the Securities and Exchange Commission ("SEC"), which requires that the ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as those terms are defined by the rule). At March 31, 2002, the Company's net capital, as defined, was $5,131,289 (2.37 to 1) and the minimum net capital requirement was $809,403. Pursuant to SEC Rule 15c3-3, the Company had $105,000 deposited in a special reserve bank account for the exclusive benefit of customers.

5. BENEFIT PLAN

The Company has a defined contribution profit sharing plan with a 401(k) provision. Contributions to the plan are discretionary, based upon the decision of the Board of Directors. With regard to the 401(k) provision, the Company matches contributions of employees as specified in the plan documents.

6. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. As of March 31, 2002, the Company had total contractual commitments of $575,910.

In the current fiscal year, the Company had $385,913 in rent expense including escalation charges and other operating costs. Approximate annual minimum rentals at March 31, 2002, which do not include escalation charges and other operating costs, are as follows:

Fiscal Year Ending	Minimum Lease Payment
2003	$197,000
2004	120,000
2005	32,000
	$349,000

In the ordinary course of business, the Company may be subject to various legal proceedings. It is the opinion of management, after consultation with legal counsel representing the Company in such matters, that the ultimate disposition of such proceedings will not have a material effect on the Company's financial position.

7. INCOME TAXES

The Company has a deferred tax asset of $555,000, exclusive of alternative minimum tax ("AMT") credits, primarily attributable to the timing of certain bonus payments. The Company has $18,000 of AMT credits which may be utilized to offset the excess of regular federal income tax over AMT in the future. A valuation reserve, equal to the deferred tax asset attributable to the AMT credit carryforwards, has been established by the Company.

8. SUBSEQUENT EVENTS

On April 11, 2002, the Company increased the authorized number of shares of common stock from 6,000 to 15,000. The Company intends to issue a 9 for 1 stock dividend in the near future.